SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM EXERCISES PREEMPTIVE RIGHT OVER
PETROFLEX SHARES HELD BY SUZANO

São Paulo, Brasil, August 15, 2007 - BRASKEM S.A. (BOVESPA: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), the leading company in the thermoplastic resins industry in Latin America and third largest Brazilian industrial company owned by the private sector, announces the decision to exercise its preemptive right for the acquisition of Petroflex Indústria e Comércio S.A. (“Petroflex”) shares indirectly held by Suzano Petroquímica S.A., in light of the sale of Suzano’s control to Petrobras.

Petroflex is the largest synthetic rubber producer in Latin America and is jointly controlled by Braskem, with a 20.12% share, Suzano Petroquímica S.A., with 20.12%, and Unipar – União de Indústrias Petroquímicas S.A. (“Unipar”), with 10.06% .

According to the provisions of the Shareholders Agreement executed by the three controlling companies, the sale of shares held by any of its parties entitles the others with a preemptive right for the acquisition of said shares, having the shares equity value as the limit price for said acquisition.

Taking into consideration that Petroflex shares held by Suzano Petroquímica S.A. were included in the ongoing acquisition of Suzano Petroquímica S.A.’s control by Petrobras, Braskem decided to exercise its preemptive right for acquiring these shares. Upon the exercise of this right, Braskem share interest in Petroflex total capital will increase from 20.12% to 33.53%, and in the voting capital will increase from 20.14% to 33.57% .

The price fixed for the exercise of the preemptive right is R$ 12.67 per share, corresponding to the equity value of Petroflex on June 30, 2007. Braskem’s financial effort in this transaction is estimated at approximately R$ 60 million.

The exercise of said preemptive right does not affect Braskem’s decision of proceeding with the analysis of received proposals aimed at the sale of Petroflex control.

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin America, and is the third largest Brazilian industrial company owned by the private sector. The company operates 18 manufacturing plants located throughout Brazil, and has an annual production capacity of more than 10 million tons of petrochemical and chemical products.

Forward-Looking Statement Disclaimer for U.S. Securities Law Purposes

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to Braskem management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statements.

For further information visit our website at www.braskem.com.br/ri or contact the IR team:

Luciana Ferreira	Luiz Henrique Valverde	Silvio Nonaka
IR Manager	IRO	IR Manager
Phone: (+55 11) 3443 9178	Phone: (+55 11) 3443 9744	Phone: (+55 11) 3443 9471
luciana.ferreira@braskem.com.br	luiz.valverde@braskem.com.br	silvio.nonaka@braskem.com.br

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:August 15, 2007
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.